

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 1, 2010

Richard S. Kahlbaugh
President and Chief Executive Officer
Fortegra Financial Corporation
100 West Bay Street
Jacksonville, FL 32202

> **Re:** **Fortegra Financial Corporation**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed November 29, 2010**
> **File No. 333-169550**

Dear Mr. Kahlbaugh:

We have reviewed your amended registration statement and response letter each filed November 29, 2010 and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Expenses, page 57

1. Please disclose the primary components of commission expense for each period presented.

Deferred Policy Acquisition Costs, page 74

2. Please disclose how you classified amortization of deferred policy acquisition costs in the consolidated statement of income.

Consolidated Statement of Income, page F-4

3. Please remove the caption, underwriting expenses, and revise all other related disclosure in your filing, accordingly.

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Commissions, page F-17

4. Please disclose your accounting treatment for retrospective commission adjustments , distinguishing between retrospective commissions paid to your clients (representing a "positive" net result) and adjustments to future retrospective commission payments, prospective reductions to producers' up front commissions and amounts billed to producers (representing a "negative" net result). Also, disclose your accounting policy for when you accrue retrospective commission adjustments.

6. Reinsurance, page F-26

5. Please disclose the names and credit ratings of the three unrelated reinsurers that accounted for $132.7 million of your reinsurance receivable at December 31, 2009.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Frank Wyman at (202) 551-3660 or Gus Rodriguez at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Karen Ubell at (202) 551-3873, Suzanne Hayes at (202) 551-3675 or me at (202) 551-3751 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Alexander D. Lynch, Esq.
        Weil, Gotshal & Manges LLP
        767 Fifth Avenue
        New York, NY 10153